FITZGIBBON TOIGO & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	71,127
Computer equipment, net of accumulated depreciation of $18,800		101
Total assets	$	71,228

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	4,000
Total liabilities	$	4,000
Commitments & contingencies - none		
Members' Equity	$	67,228
Total liabilities and members' equity	$	71,228